

S.

17005636

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing
Section

FEB 24 2017

Washington DC
406

SEC FILE NUMBER
8-53221

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING__01/01/16__ AND ENDING__12/31/16__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TrueNorth, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

8200 E. 32nd Street North, Suite 100

(No. and Street)

Wichita	KS	67226
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 Margaret E. Hornbeck   (316) 266-6573
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EKS&H

(Name – if individual, state last, first, middle name)

7979 Tufts Ave, #400	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Margaret E. Hornbeck_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___TrueNorth, Inc._____ , as

of ___December 31_____ , 20 __16_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____   _____
                                                                        Signature

                                                                ___COO, CCO_____
                                                                                Title

_____
            Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRUENORTH, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2016

TABLE OF CONTENTS

*This is a copy of the Company's annual financial statements reproduced
from an electronic file. An original copy of this document
is available at the Company's office.*



AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
TrueNorth, Inc.
Wichita, Kansas

We have audited the accompanying statement of financial condition of TrueNorth, Inc. (the "Company") as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of TrueNorth, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

EKS+H LLLP

EKS&H LLLP

February 14, 2017
Denver, Colorado

TRUENORTH, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

	2016
CURRENT ASSETS	
Cash and cash equivalents	$ 4,794,397
Commissions receivable	163,411
Account receivable - other	138,099
Prepaid expenses	650
Total current assets	5,096,557
Property and equipment, net	66,681
Intangible asset, net of accumulated amortization of $65,047	76,873
	$ 5,240,111

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts and producer payables	$ 844,740
Accrued expenses, Parent	186,922
Income taxes payable, Parent	194,010
Total liabilities	1,225,672
STOCKHOLDER'S EQUITY	
Common stock, $1 par value; 100,000 shares authorized, issued and outstanding	100,000
Additional paid-in capital	2,066,034
Retained earnings	1,848,405
Total stockholder's equity	4,014,439
	$ 5,240,111

The accompanying notes are an integral
part of these financial statements.

TRUENORTH, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2016

	2016
Revenues:	
Commission and fee income	$ 5,383,068
Interest	899
	5,383,967
Expenses:	
Payroll, payroll taxes and benefits	3,699,578
General and administrative	1,190,718
	4,890,295
Income before income taxes	493,671
Income taxes - current	(194,210)
Net income	$ 299,461

The accompanying notes are an integral
part of these financial statements.

TRUENORTH, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2016

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Number of Shares	Amount			
Balance, December 31, 2015	100,000	$ 100,000	$ 2,066,034	$ 1,548,944	$ 3,714,978
Net income	--	--	--	299,461	299,461
Balance, December 31, 2016	100,000	$ 100,000	$ 2,066,034	$ 1,848,405	$ 4,014,439

The accompanying notes are an integral
part of these financial statements.

TRUENORTH, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2016

	2016
Cash flows from operating activities:	
Net income	$ 299,461
Adjustments to reconcile net income to net cash flow from operating activities:	
Depreciation and Amortization	21,796
Changes in operating assets and liabilities:	
Commissions receivable	49,449
Accounts receivable - other	(37,849)
Prepaid expenses	523
Accounts and producer payable	135,923
Accrued expenses, Parent	17,357
Income taxes payable, Parent	(368,611)
Net cash flow provided by operating activities	118,049
Cash flows from investing activities:	
Purchase of property and equipment	(56,796)
Net cash flow used in investing activities	(56,796)
Net increase in cash and cash equivalents	61,253
Cash and cash equivalents, beginning of year	4,733,144
Cash and cash equivalents, end of year	$ 4,794,397

The accompanying notes are an integral
part of these financial statements.

1.   BUSINESS OPERATIONS

TrueNorth, Inc. (the "Company") was incorporated in the State of Kansas in 2000 and is a wholly owned subsidiary of The IMA Financial Group, Inc. ("IMA"), a non-bank holding company. The Company is registered with the Securities and Exchange Commission ("SEC") as a limited broker/dealer, and is a member of the Financial Industry Regulatory Authority ("FINRA"). As such, the Company provides mutual fund recommendations and ongoing monitoring services to employer sponsored, employee-directed retirement plans (i.e., 401(k) and 403(b) plans). The Company is also registered with the SEC as an investment advisor. The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. The Company is also a Kansas domiciled insurance agency that makes available non-securities life, disability, and long-term care insurance to individuals and corporate customers.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents - For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash equivalents.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company also maintains cash in a brokerage account. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue Recognition and Commissions Receivable - Revenue is recognized when services are performed. Advisory fees revenue is typically received at the beginning of a quarter and is deferred until the month that it is considered earned. Advisory fees and broker-dealer commissions receivable are estimated amounts due from advisory fees paid in arrears, 401(k) finder fees, 401(k) commission trails, insurance commissions and other fees occurring prior to year-end but not received before year-end. No allowance is necessary as all amounts are deemed collectible.

Income Taxes - The Company files consolidated income tax returns with IMA. Income taxes are allocated to the Company on the basis of its individual taxable income or loss, using a combined state and federal tax rate of approximately 39%. The result of these allocations is reported on the statements of financial condition under the caption "Income taxes payable, Parent."

When applicable, deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. As of December 31, 2016, there were no deferred tax assets or liabilities.

2. . SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

The Company recognizes the financial effects of a tax position only when it believes it can more likely than not support the position upon an examination by the relevant tax authority. Since the Company files a consolidated tax return with its parent, tax positions taken by the Company are evaluated in the consolidated tax return. As of December 31, 2016, no amounts have been recorded as uncertain tax positions in the Company's financial statements.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

Intangible Assets - Intangible assets represent the cost to purchase a book of business. The assets are amortized on a straight-line basis over a period of ten years. Amortization expense is approximately $14,000 per year for the next five years.

Property and Equipment – Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets using the straight-line method. Maintenance and repairs are charged to expense as incurred; renewals and betterments are capitalized. The estimated useful lives are as follows:

Buildings and improvements	5 – 25 years
Furniture, fixtures, and equipment	5 – 7 years
Data processing equipment	3 – 5 years
Leasehold improvements	5 – 15 years

Subsequent Events - Subsequent events have been evaluated through the auditors' report date, which is the date the financial statements were available to be issued. There were no material subsequent events that required recognition or disclosure in the financial statements.

3. INCOME TAXES

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income, primarily due to state income taxes and non-deductible expenses.

The accompanying notes are an integral
part of these financial statements.

4. **RELATED PARTY TRANSACTIONS**

The Company is affiliated through common ownership with IMA and its subsidiaries ("Affiliates") which include the Company's Parent, The IMA Financial Group, Inc. The Company shares office space with its Affiliates and is allocated a portion of rent. Administrative, recordkeeping, operational and other services necessary to conduct the Company's operations are provided to the Company by its Parent, other Affiliates or employees of Affiliates. The cost of these services is allocated to the Company. For 2016 the Company recognized $788,161 of expenses related to these sharing arrangements. The expense is included within expenses on the statement of operations.

The Company owed Affiliates $186,922, reflected as accrued expenses - parent, on the statement of financial condition at December 31, 2016.

Because the Company is under common ownership and management control with its Affiliates, its operating results and financial position may differ from those that would have been obtained had the Company been autonomous.

5. **EMPLOYEE BENEFITS**

The Company participates in the IMA Stock Bonus Plan, a plan the IMA Financial Group, Inc. (Parent) sponsors, for the benefit of eligible employees. It is a defined contribution plan subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees enter the plan on January 1 or July 1 following completion of at least 1,000 hours of service in two consecutive years of employment. The plan provides for an annual contribution of a discretionary amount in either cash or common stock, as determined by the Parent. The Parent reserves the right to amend or terminate the plan at any time. Included in compensation and employee benefits expense in the accompanying statements of income is an estimated contribution of $94,000 for the year ended December 31, 2016. Included in accounts and producer payables in the accompanying balance sheet is cash contributions due of $94,000 at December 31, 2016.

6. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net regulatory capital and net capital requirements of $3,537,022 and $81,712, respectively. The Company's aggregate indebtedness to net capital ratio was .35 to 1.

The accompanying notes are an integral
part of these financial statements.

TRUENORTH, INC.

SCHEDULE 1 - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION

DECEMBER 31, 2016

SUPPLEMENTARY INFORMATION

	2016
Aggregate indebtedness:	
Accounts and producer payables	$ 844,740
Accrued expenses, Parent	186,922
Income taxes payable, Parent	194,010
Total aggregate indebtedness	$ 1,225,672
Net capital:	
Credit items:	
Common stock	$ 100,000
Additional paid-in capital	2,066,034
Retained earnings	1,848,405
Total credit items	4,014,439
Deductions and charges:	
Commissions receivable	163,411
Account receivable - other	138,099
Prepaid expenses	650
Property and equipment, net	66,681
Intangible asset, net	76,873
Haircut on securities owned	31,703
Total deductions and charges	477,417
Net capital	$ 3,537,022
Capital requirements:	
Net capital	$ 3,537,022
Greater of 6-2/3% of aggregate indebtedness or minimum stated net capital for non-clearing firm ($5,000)	81,712
Net capital in excess of requirements	$ 3,455,310
Ratio of aggregate indebtedness to net capital	.35 to 1

There were no liabilities subordinated to the claim of general creditors at December 31, 2016.

Reconciliation with Company's calculation:
There is no difference from the Company's calculations included in its Part II of Form X-17a-5 as of December 31, 2016, and the audited computation above.



EKS&H

AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
TrueNorth, Inc.
Wichita, Kansas

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) TrueNorth, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EKS+H LLLP

EKS&H LLLP

February 14, 2017
Denver, Colorado

TRUENORTH, INC.

EXEMPTION REPORT
SEC RULE 17A-5(D)(4)

DECEMBER 31, 2016

TrueNorth, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3 for the fiscal year ended December 31, 2015.

(2) The Company had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception.

_____
Signature

COO, CCO
Title

2/14/17
Date



EKS&H

AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN
ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

Board of Directors
TrueNorth, Inc.
Wichita, Kansas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Form SIPC-3 Revenues of TrueNorth, Inc. (the "Company") for the year ended December 31, 2016, which were agreed to by the Company and the Securities Investor Protection Corporation ("SIPC"), solely to assist you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(1)(A) of the Securities investor Protection Act of 1970 during the year ended December 31, 2016, as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. We compared the total amount included in the accompanying Schedule of Form SIPC-3 Revenues by the Company for the year ended December 31, 2016 to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, noting no differences.

2. We compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2016 to supporting schedules and working papers, supporting schedules, and other source documentation, noting no differences.

3. We recalculated the arithmetical accuracy of the total revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2016 and in the related schedules and working papers, supporting schedules, and other source documentation, noting no differences.

Board of Directors
TrueNorth, Inc.
Page 2

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EKS&H LLLP

February 14, 2017
Denver, Colorado

TRUENORTH, INC.

SCHEDULE OF FORM SIPC—3 REVENUES FOR THE YEAR ENDED

DECEMBER 31, 2016

Amount ($)	Business activities through which revenue was earned
$1,624,419	Sale of Investment Company Shares
$73,876	Sale of Non-Securities Insurance Based Products
$3,684,773	Investment Advisory Services and Account Supervision Fees
$5,383,967	**Total Revenues**